FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS
ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated February 12, 2014

TRANSLATION

Autonomous City of Buenos Aires, February 12, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)
Ref: Information pursuant to Article 23, Ch. VII of the Buenos Aires Stock Exchange Rules. – Acquisition of Apache Stock in Argentina
Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23, Title VII of the Buenos Aires Stock Exchange Rules.

In this regard, please be informed that, on the date of this letter, YPF S.A. ("YPF") and its subsidiary YPF Europe B.V. (“YPF Europe”) accepted an offer made by Apache Overseas lnc. and Apache International Finance II S.a.r.l. (together with their affiliates, "Apache") for the acquisition of 100% of Apache’s stake in foreign companies that control Argentine companies which are the owners of assets located in the Argentine Republic, and the acquisition of certain intercompany loans by Apache to the aforementioned Argentine companies.

Pursuant to this transaction, YPF, together with YPF Europe, will acquire control of all of the assets of the Apache Group in Argentina. The price for the transaction, as agreed upon by the parties, is $800,000,000 plus working capital and minus adjustments that may be produced at the time of closing due to activities outside the ordinary course of business. Payment of that amount will be effectuated with an initial deposit of $50,000,000 and settlement of the remaining balance within the next 30 days. The primary assets included in this transaction, located in the provinces of Neuquén, Tierra del Fuego and Río Negro, produce a total of 46,800 barrels equivalent of oil per day, and have an important infrastructure of pipelines and facilities, employing around 350 employees. In addition, certain assets have potential for exploration and development in the Vaca Muerta Formation.

In turn, YPF has entered into a transfer of assets agreement with Pluspetrol S.A. ("Pluspetrol") whereby it will transfer, in exchange for $217,000,000, a stake that belongs to Apache Energía Argentina S.R.L. (a subsidiary of Apache Canada Argentina Holdings S.a.r.I.), in three concessions and four UTE contracts, as well as a stake of YPF in a UTE contract. The aforementioned stakes are related to assets located in the Province of Neuquén, with the objective of jointly exploring and developing the Vaca Muerta Formation.

As of result of the previously described transaction, YPF will acquire the following corporate shares: (i) 100% of the capital stock of Apache Canada Argentina Investment S.a.r.I. and 100% of the capital stock of Apache Canada Argentina Holdings S.a.r.I.; (ii) 100% of the capital stock of Apache Argentina Corporation, through which it will control 65.28% of Apache Petrolera Argentina S.A., and (iii) 34.72% of Apache Petrolera Argentina S.A.

Yours faithfully,

Miguel Galuccio
President
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: February 12, 2014	By:	/s/ Miguel Galuccio
	Name: Title:	Miguel Galuccio President